Exhibit 99.2

Brocade to Acquire Ruckus Wireless to Build a Networking Company for the Digital Transformation Era

Enhances Brocade’s position as a pure-play networking company, addressing critical networking requirements from the data center to the wireless network edge

•	Combined company expected to be #1 in storage area networking, #1 in service provider Wi-Fi, #2 in data center networking, #3 in wireless LAN, and #3 in enterprise edge networking in the U.S. and EMEA

•	Transaction expected to be accretive to Brocade’s non-GAAP earnings by Q1 FY17

•	Brocade increases stock repurchase authorization by $800 million

SAN JOSE, Calif.—April 4, 2016—Brocade (NASDAQ: BRCD) and Ruckus Wireless (NYSE: RKUS) today announced that Brocade has entered into a definitive agreement to acquire Ruckus Wireless, Inc. in a cash and stock transaction. The acquisition will complement Brocade’s enterprise networking portfolio, adding Ruckus’ higher-growth, wireless products to Brocade’s market-leading networking solutions. It will also significantly strengthen Brocade’s strategic presence in the broader service provider space, with Ruckus’ market-leading Wi-Fi position. Brocade expects the transaction to be accretive to its non-GAAP earnings by its first quarter of fiscal 2017. The Ruckus organization will be led by current Ruckus CEO, Selina Lo, and report directly to Brocade CEO, Lloyd Carney.

Under the terms of the agreement, Ruckus stockholders will receive $6.45 in cash and 0.75 shares of Brocade common stock for each share of Ruckus common stock. Based on the closing price of Brocade’s stock on April 1, 2016, the transaction values Ruckus at a price of $14.43 per common share, or approximately $1.5 billion, and may fluctuate until close. Net of estimated cash acquired, the transaction value is approximately $1.2 billion. The cash portion of the purchase price will be funded through a combination of cash on hand and new bank term loan financing.

As companies move to digitize their business, they need an underlying network architecture that supports business agility. This New IP architecture enables the network to become a platform for innovation and for developing, delivering, and securing new applications. Wireless is a critical access technology and the combination of Brocade and Ruckus creates a new type of pure-play networking company, with solutions spanning from the heart of the data center to the wireless network edge. In addition, after close, the acquisition is expected to accelerate cross-selling activities into the respective companies’ partner and customer bases, opening up new revenue opportunities for the combined company across a variety of verticals, including large enterprises, K-12 and higher education, government, hospitality, and service providers.

Further, the acquisition will strengthen Brocade’s ability to pursue emerging market opportunities around 5G mobile services, Internet of Things (IoT), Smart Cities, OpenGtm technology for in-building wireless, and LTE/Wi-Fi convergence. Brocade and Ruckus believe that the integration of Wi-Fi and the use of shared access or lightly licensed spectrum are critical to meeting the ever-growing demand for coverage, capacity, and consistency required for next-generation mobile services. These elements are important in Brocade’s strategy to disrupt and enhance the way edge services are created and delivered.

“This strategic combination will position us to expand our addressable market and technology leadership with Ruckus’ fast-growing wireless LAN products, and supports our vision to deliver market-leading New IP solutions that enable the network to become a platform for innovation,” said Lloyd Carney, chief executive officer of Brocade. “History shows that focused, pure-play companies often innovate faster, are more agile, and deliver better value to their customers. With the rapidly evolving requirements of the digital transformation era, we are positioning ourselves to lead where technology is headed. We believe that combining our portfolios will provide significant benefits to our customers and will enable us to accelerate our growth and value creation.”

“The combination of our two companies will create an exciting new thought leader in networking and significant opportunities for our stakeholders to participate in the combined company’s future growth potential,” said Selina Lo, president and CEO of Ruckus. “We operate in adjacent segments of the larger networking market with a number of common customers for our complementary products, and have a successful track record of working together. We are excited for the opportunity to join the Brocade team and to jointly deliver innovative, value-added solutions to our enterprise and service provider customers.”

The acquisition will be conducted by means of an exchange offer for all of the outstanding shares of Ruckus. The completion of the exchange offer is subject to customary conditions, including reviews by U.S. and international antitrust regulators and the tender of a majority of the outstanding shares of Ruckus’ common stock. The companies expect the transaction, which has been approved by both companies’ boards of directors, to close in Brocade’s third fiscal quarter of 2016.

Brocade Increases Stock Repurchase Authorization by $800 Million

Brocade also announced today that its Board of Directors has increased the authorization to repurchase its common stock under its existing stock repurchase program by $800 million, bringing the total remaining amount authorized under the program to approximately $1.7 billion. This increase is intended to facilitate the repurchase of all shares issued in conjunction with the Ruckus acquisition. While Brocade has targeted the repurchase of all those shares within six months of the closing of the acquisition, the timing and amounts of these acquisition-related repurchases will be determined by Brocade, based on the trading price of Brocade’s common stock, general business and market conditions, and other factors. The repurchases may be made in the open market or in privately negotiated transactions.

Webcast Information

The companies will hold a joint webcast today at 5:30 a.m. PT (8:30 a.m. ET) to discuss this announcement. The webcast can be accessed via Brocade’s IR website at http://www.brcd.com/events.cfm and Ruckus’ IR website at http://investors.ruckuswireless.com. A replay of the webcast will be available for 90 days following the call at http://www.brcd.com/events.cfm and http://investors.ruckuswireless.com.

About Brocade

Brocade (NASDAQ: BRCD) networking solutions help the world’s leading organizations turn their networks into platforms for business innovation. With solutions spanning public and private data centers to the enterprise edge, Brocade is leading the industry in its transition to the New IP network infrastructures required for today’s era of digital business. (www.brocade.com)

About Ruckus

Ruckus delivers simply better wireless for more than 65,300 enterprise, service provider, government and small business customers worldwide. The company is focused on technology innovation, partner ecosystems and customer service — yielding the best possible wireless experience for the most challenging indoor and outdoor environments. Its Smart Wi-Fi platform delivers scalable, high-performance Wi-Fi with simplified control and management for on-premise and cloud-based Wi-Fi deployments, along with new services for secure on-boarding, policy management, location services and analytics that enable new business opportunities.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Brocade Communications Systems, Inc. (“Brocade”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Brocade and its acquisition subsidiary will file a tender offer statement on Schedule TO and may later file amendments thereto, Brocade will file a registration statement on Form S-4 and may later file amendments thereto, and Ruckus will file a Solicitation/Recommendation Statement on Schedule 14D-9 and may later file amendments thereto, in each case, with the SEC with respect to the exchange offer. Brocade and Ruckus may also file other documents with the SEC regarding the transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at ir@Brocade.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting Ruckus’ Investor Relations department at 408-469-4659 or at ir@ruckuswireless.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements that involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to the expected benefits and costs of the proposed transaction; management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; statements of the plans, strategies and objectives of Brocade and Ruckus for future operations; statements concerning the expected development, performance, market share or competitive performance relating to products and services of Brocade, Ruckus or the combined company; statements about expected synergies and market opportunities; statements regarding anticipated operational and financial results; statements regarding the timing and amount of future share repurchases; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include, but are not limited to, the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the condition that a majority of Ruckus’ shares be validly tendered into the exchange offer; the ability to secure regulatory approvals on the terms expected at all or in a timely manner; the failure of Brocade to obtain the financing described herein; the possibility that the expected benefits of the proposed transaction may not materialize as expected; the possibility that, prior to the completion of the proposed transaction, Ruckus’ business may not perform as expected due to transaction-related uncertainty or other factors; the ability of Brocade to successfully integrate Ruckus’ operations; the ability of Brocade to achieve its plans, forecasts and other expectations with respect to Ruckus’ business after the completion of the proposed transaction and realize expected synergies; business disruptions following the proposed transaction; and other risks described in Brocade’s and Ruckus’ filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this press release are made only as of the date hereof, and Brocade and Ruckus expressly assume no obligation to update any such forward-looking statements whether as the result of new developments or otherwise.

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© 2016 Brocade Communications Systems, Inc. All Rights Reserved.

Brocade, Brocade Assurance, the B-wing symbol, ClearLink, DCX, Fabric OS, HyperEdge, ICX, MLX, MyBrocade, OpenScript, VCS, VDX, Vplane, and Vyatta are registered trademarks, and Fabric Vision is a trademark of Brocade Communications Systems, Inc., in the United States and/or in other countries. Other brands, products, or service names mentioned may be trademarks of others.

Brocade Contacts
Media Relations	Investor Relations
Ed Graczyk	Michael Iburg
408.333.1836	408.333.0233
egraczyk@brocade.com	miburg@brocade.com

Ruckus Contacts
Contacts
Media Relations	Investor Relations
Laurie Falconer	Kim Watkins, CFA
408.724.0741	408.469.4659
laurie.falconer@ruckuswireless.com	kim.watkins@ruckuswireless.com